SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        --------------------------------



                                   FORM 11-K/A


  X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
-----   OF 1934 (NO FEE REQUIRED) for the year ended December 31, 1998.

                                       OR

        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
-----   ACT OF 1934 (NO FEE  REQUIRED)

For the transition period from ____________ to __________.

Commission file number: [ ]

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  STORAGE USA, INC. PROFIT SHARING 401 (K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  STORAGE USA, INC.
                  165 Madison Avenue, Suite 1300
                  Memphis, Tennessee  38103


Required Information

1.       Audited Statements of Net Assets Available for Plan Benefits
       - December 31, 1998 and 1997 (attached).

2.       Audited Statements of Changes in Net Assets Available for Plan Benefits
       - For the year ended December 31, 1998 (attached).

The purpose of this Form 11K/A is to amend the Form 11K filed July 15, 1999. This 11-K/A is being filed to include restated financial statements.

STORAGE USA, INC.
401(k) PLAN

REPORT OF INDEPENDENT ACCOUNTANTS
ON FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
for the year ended
December 31, 1998

Storage USA, Inc. 401(k) Plan
Index to Financial Statements and Supplemental Schedules
--------------------------------------------------------------------------------

                                                                       Page(s)

Report of Independent Accountants                                          1-2

Financial Statements:
     Statements of Net Assets Available for Plan
         Benefits with Fund Information as of
         December 31, 1998 and 1997                                          3

     Statements of Changes in Net Assets Available
         For Plan Benefits with Fund Information
         For the Year Ended December 31, 1998                                4

     Notes to Financial Statements                                         5-8

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment
         Purposes as of December 31, 1998                                    9

     Item 27d - Schedule of Reportable Transactions
         For the Year Ended December 31, 1998                               10

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of
Storage USA, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits with fund information of Storage USA, Inc. 401(k) Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5, the financial statements referred to above as of December 31, 1998 and 1997 and for the year ended December 31, 1998 include a receivable from Storage USA, Inc., the plan sponsor, the sufficiency of which has not yet been determined. The potential insufficiency of this receivable could result in an understatement of total assets and total contributions as of December 31, 1998 and 1997 and for the year ended December 31, 1998 by such an amount. In our report dated June 18, 1998, we expressed an opinion that the 1997 financial statements presented fairly net assets available for plan benefits with fund information and changes in net assets available for plan benefits with fund information in conformity with generally accepted accounting principles. Because of the effects of the potential adjustments described above, our present opinion on the statement of net assets available for plan benefits with fund information as of December 31, 1997, as presented herein, is different from that expressed in our previous report.

In our opinion, except for the effects of potential adjustments described above, the financial statements referred to in the first paragraph above present fairly, in all material respects, the net assets available for plan benefits with fund information of the Plan as of Decembers 31, 1998 and 1997, and the changes in net assets available for plan benefits with fund information for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, except for the effects of potential adjustments described in the third paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.









Memphis, Tennessee
September 13, 1999

Storage USA, Inc. 401(k) Plan
Statement of Net Assets Available for Plan Benefits with Fund Information December 31, 1998 and 1997
--------------------------------------------------------------------------------

1998                                 Equity          Global          U.S.          Growth and
                                     Income          Growth        Government        Income            Voyager
                                      Fund            Fund           Fund             Fund               Fund
                                  -------------   -------------  -------------  -----------------   ---------------

Investments, at fair value            $667,973 *      $668,623 *     $151,717        $   977,617 *      $1,104,708 *
                                  -------------   -------------  -------------  -----------------   ---------------

Contributions receivable:
    Employee                            13,055          17,347          2,473             26,037            35,982
    Employer (Note 5)                    1,890           2,321            479              3,496             4,624
                                  -------------   -------------  -------------  -----------------   ---------------
                                        14,945          19,668          2,952             29,533            40,606
                                  -------------   -------------  -------------  -----------------   ---------------
Net assets available for plan
    benefits                          $682,918        $688,291       $154,669       $  1,007,150        $1,145,314
                                  =============   =============  =============  =================   ===============

                                       Money           Storage
                                      Market             USA
                                       Fund             Stock            Total
                                  ----------------   -------------  ----------------

Investments, at fair value             $  566,366 *      $407,945 *     $ 4,544,949
                                  ----------------   -------------  ----------------

Contributions receivable:
    Employee                                7,997          13,271           116,162
    Employer (Note 5)                     662,395           1,781           676,986
                                  ----------------   -------------  ----------------
                                          670,392          15,052           793,148
                                  ----------------   -------------  ----------------
Net assets available for plan
    benefits                          $ 1,236,758        $422,997       $ 5,338,097
                                  ================   =============  ================

1997                                 Equity          Global          U.S.        Growth and
                                     Income          Growth        Government      Income        Voyager
                                      Fund            Fund           Fund           Fund           Fund
                                  -------------   -------------  -------------  -------------  -------------

Investments, at fair value            $453,067 *      $443,962 *     $119,922       $664,896 *     $664,060 *
                                  -------------   -------------  -------------  -------------  -------------

Contributions receivable:
    Employee                            11,341          12,168          2,151         15,204         20,177
    Employer (Note 5)                   45,285          50,398         10,876         64,855         81,369
                                  -------------   -------------  -------------  -------------  -------------
                                        56,626          62,566         13,027         80,059        101,546
                                  -------------   -------------  -------------  -------------  -------------
Net assets available for plan
    benefits                          $509,693        $506,528       $132,949       $744,955       $765,606
                                  =============   =============  =============  =============  =============


1997                                 Money         Storage
                                     Market          USA
                                      Fund          Stock            Total
                                  -------------  -------------  ----------------
Investments, at fair value            $351,530 *     $110,582       $ 2,808,019
                                  -------------  -------------  ----------------

Contributions receivable:
    Employee                             4,475          6,152            71,668
    Employer (Note 5)                  150,570         32,228           435,581
                                  -------------  -------------  ----------------
                                       155,045         38,380           507,249
                                  -------------  -------------  ----------------
Net assets available for plan
    benefits                          $506,575       $148,962       $ 3,315,268
                                  -------------  -------------  ----------------


* Investments at current value that represent 5% or more of net assets available for plan benefits at December 31, 1998 and 1997.

    The accompanying notes are an integral part of the financial statements.

Storage USA, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits with Fund Information
For the year ended December 31, 1998
--------------------------------------------------------------------------------

                                                Equity        Global         U.S.        Growth and                     Money
                                                Income        Growth       Government      Income        Voyager        Market
                                                 Fund          Fund          Fund           Fund          Fund           Fund
                                              ------------  ------------  ------------  -------------  ------------  -------------

Additions to net assets attributed to:
    Employee contributions                      $ 138,041     $ 152,906     $  28,406     $  236,915    $  301,840      $  81,810
    Employer contributions (Note 5)                15,228        20,187         4,196         27,899        35,962        690,208
    Interest and dividends                         67,604        18,794         8,300         82,311        75,286         24,303
    Net realized and unrealized appreciation
      (depreciation) in fair value of
      investments                                  (2,119)      119,303           337         31,590       114,362              -
                                              ------------  ------------  ------------  -------------  ------------  -------------

        Total additions                           218,754       311,190        41,239        378,715       527,450        796,321

Deductions from net assets attributable to:
    Benefits paid to participants                  47,030        26,499        13,736         50,650        70,440         25,529
    Other                                           7,798         6,412         1,498          8,250        14,155         53,444
                                              ------------  ------------  ------------  -------------  ------------  -------------

        Total deductions                           54,828        32,911        15,234         58,900        84,595         78,973

Net increase prior to interfund transfers         163,926       278,279        26,005        319,815       442,855        717,348
Interfund transfers                                 9,299       (96,516)       (4,285)       (57,620)      (63,147)        12,835
                                              ------------  ------------  ------------  -------------  ------------  -------------

        Net increase                              173,225       181,763        21,720        262,195       379,708        730,183

Net assets available for plan benefits:
    Beginning of year                             509,693       506,528       132,949        744,955       765,606        506,575
                                              ------------  ------------  ------------  -------------  ------------  -------------

    End of year                                 $ 682,918     $ 688,291     $ 154,669    $ 1,007,150   $ 1,145,314    $ 1,236,758
                                              ============  ============  ============  =============  ============  =============

                                                   Storage
                                                     USA
                                                    Stock        Total
                                                  ----------- -------------

Additions to net assets attributed to:
    Employee contributions                         $  96,446   $ 1,036,364
    Employer contributions (Note 5)                   14,286       807,966
    Interest and dividends                            12,642       289,240
    Net realized and unrealized appreciation
      (depreciation) in fair value of
      investments                                    (35,148)      228,325
                                                  ----------- -------------

        Total additions                               88,226     2,361,895

Deductions from net assets attributable to:
    Benefits paid to participants                      9,681       243,565
    Other                                              3,944        95,501
                                                  ----------- -------------

        Total deductions                              13,625       339,066

Net increase prior to interfund transfers             74,601     2,022,829
Interfund transfers                                  199,434             -
                                                  ----------- -------------

        Net increase                                 274,035     2,022,829

Net assets available for plan benefits:
    Beginning of year                                148,962     3,315,268
                                                  ----------- -------------

    End of year                                    $ 422,997   $ 5,338,097
                                                  =========== =============

    The accompanying notes are an integral part of the financial statements.

Storage USA, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

Note 1 - Description of Plan

The following description of the Storage USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

The Plan commenced its operations effective January 1, 1994. The Plan is a defined contribution plan covering all eligible full time employees of Storage USA, Inc. (the "Company") who have completed six months of service. The Plan allows participants to make contributions to the following Putnam Investment's mutual fund options: Equity income, Global growth, U.S. Government, Growth and Income, Voyager, Money Market; and, in addition, Company Stock. The participant may direct employee contributions in 5 percent increments in any or all of the available options and may change their investment options at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
-------------

Employee contributions are voluntary and are allowed up to a maximum of 15% of their compensation. Each year the Company is obligated to make a matching contribution on the employee's behalf equal to 50% of the participant's contribution to the Plan, up to 2% of the participant's compensation. Additionally, the employer can elect to make a discretionary contribution on an annual basis. In the previous plan years, the discretionary contribution has generally been 3% of the participant's annual compensation. As a result of the Voluntary Compliance Resolution Application filed with the Internal Revenue Service discussed in Note 5, a discretionary contribution amount, if any, has not yet been determined for 1998.

Vesting
-------

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of continuous service. An eligible employee is 100 percent vested after 6 years of service. Prior to 6 years of service, vesting occurs at 20 percent per year, beginning in the second year of service.

Participant's Accounts
----------------------

Earnings are allocated to the account of each participant in the ratio of each participant's account balance to the total of all participant account balances for such year.

Storage USA, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

Payment of Benefits
-------------------

Participants shall receive, at retirement age, the amount equal to the vested value of their account in a lump-sum or in equal annual installments. In the event of financial hardship, earlier withdrawals may be granted. Benefits are recorded when paid.

Forfeited Accounts
------------------

At December 31, 1998 and 1997, forfeited nonvested accounts totaled approximately $62,169 and $66,119, respectively, and were invested in the Money Market Fund. Forfeited nonvested accounts are used to reduce future employer contributions.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates in Preparing Financial Statements

In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Valuation
--------------------

The Plan's investments are held by a third party custodian. Mutual funds investments are valued at the net asset value reported for the last day of the year. The Company stock is valued at its quoted market price.

Net Appreciation (Depreciation) of Investments
----------------------------------------------

The Plan presents in the statement of changes in net assets available for plan benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Interest and Dividend Income
----------------------------

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Storage USA, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

Other Deductions from Net Assets
--------------------------------

These amounts represent forfeitures of participants' nonvested account balances.

Administrative Expenses
-----------------------

During 1998, administrative expenses of approximately $16,123, were paid by the Company.


NOTE 3 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


NOTE 5 - TAX STATUS

The Plan qualifies under Sections 401(a) and 501(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax regulations. The Company has submitted to the Internal Revenue Service a Voluntary Compliance Resolution application with respect to certain failures in the Plan's operation for Plan years 1994 through 1998 which may jeopardize the tax qualified status of the Plan. The Company expects to correct such failures by making a contribution to the Plan and also expects to receive a compliance statement from the Internal Revenue Service, thereby relieving the Plan of any risk in losing its tax qualified status as a result of such operational failure. Accordingly, the Company has elected to contribute $661,000 to the Plan, although the amount necessary to correct the failures and the Plan years to which it relates, has not been determined as of the date of this report. The $661,000 has been included in the Money Market Fund. In the event that this contribution exceeds the amount necessary to correct the failures, the excess amount will be considered a discretionary contribution to the Plan. If the contribution necessary to correct the failures exceeds $661,000, the Company will make an additional contribution to the Plan sufficient to correct the failures upon completion of the Voluntary Compliance Resolution. The Company does not expect the outcome to result in any penalties or fines being assessed against the Plan or the Company. Other than the matters being addressed in the Voluntary Compliance Resolution application, the Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Storage USA, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 6 - CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Plan to concentration of credit risk are the Putnam Investments mutual funds. The plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.


NOTE 7 - OBLIGATIONS FOR TERMINATED PARTICIPANTS

Net assets available for Plan benefits as of December 31, 1998 and 1997 included $143,452 and $106,752, respectively, due to terminated participants.


NOTE 8 - PLAN AMENDMENT

The Plan was amended on September 15, 1998 to allow the Company to make qualified non-elective contributions to the Plan. The amendment allows the Company to make contributions necessary to meet certain IRS regulations and maintain the tax exempt status of the Plan.


NOTE 9 - VARIANCES BETWEEN THE FINANCIAL STATEMENTS AND FORM 5500:

Form 5500, "Annual Return Report of Employee Benefit Plan" was completed for the years ended December 31, 1998 and 1997 on a modified cash basis based upon information from the Plan's trustee. The 1998 and 1997 Forms 5500 varied from these financial statements due to the accrual for the employer contribution receivable of $676,986 and $435,581 at December 31, 1998 and 1997, respectively, and for the employee contribution receivable of $116,162 and $71,668 at December 31, 1998 and 1997, respectively.

Storage USA, Inc. 401(k) Plan
Line 27a - Schedule of Assets Held for Investment Purposes
Employer ID Number: 62-1251239
Plan Number: 001
December 31, 1998
--------------------------------------------------------------------------------

    Identity of                            Description                     Number of                          Current
      Issuer                              of Investments                  Shares/Units       Cost              Value
      ------                              --------------                  ------------       ----              -----
*Putnam Mutual Fund               Equity Income Fund                         42,902       $  589,105        $  667,973
*Putnam Mutual Fund               Global Growth Fund                         54,324          587,809           668,623
*Putnam Mutual Fund               U.S. Government Fund                       11,580          148,407           151,717
*Putnam Mutual Fund               Growth and Income Fund                     47,911          900,288           977,617
*Putnam Mutual Fund               Voyager Fund                               51,271          924,572         1,104,708
*Putnam Mutual Fund               Money Market Fund                         566,366          566,366           566,366
*Storage USA, Inc.                Common Stock                               12,625          438,670           407,945
                                                                                             -------           -------
                                                                                         $ 4,155,217       $ 4,544,949
                                                                                         ===========       ===========

* Parties-in-interest

Storage USA, Inc. 401(k) Plan
Line 27d - Schedule of Reportable Transactions
Employer ID Number: 62-1251239
Plan Number: 001
For the year ended December 31, 1998
--------------------------------------------------------------------------------

                      Identity of                           Description of         Number of          Purchase            Selling
                    Party Involved                            Investment          Transactions          Price              Price
                    --------------                            ----------          ------------          -----              -----

I.   Single transaction in excess of 5% of the Plan's
     assets as of January 1, 1998
        Storage USA, Inc.*                                 Company Stock                1             $  183,446

II.  Series of transactions with respect to any
     plan assets other than securities in excess of
     5% of the Plan's assets as of January 1, 1998         None

III. Series of transactions with respect to
     securities of the same issue in excess of 5%
     of the Plan's assets as of January 1, 1998:
        Putnam Mutual Fund*                                Equity Income Fund           72            $  280,951
        Putnam Mutual Fund*                                Global Growth Fund           68               247,411
        Putnam Mutual Fund*                                Growth Income Fund           76               407,410
        Putnam Mutual Fund*                                Voyager Fund                 77               500,587
        Putnam Mutual Fund*                                Voyager Fund                152                                  174,302
        Putnam Mutual Fund*                                Money Market Fund           160               378,255
        Storage USA, Inc.*                                 Company Stock                38               356,261

IV.  Any transaction with respect to securities
        with a person if any prior or subsequent
        transactions with such person exceeded 5%
        of the Plan's assets of January 1, 1998            None


                                                                                          Current
                                                                                          Value of
                                                                                          Asset on
                     Identity of                                      Cost of            Transaction              Net
                   Party Involved                                      Asset                 Date                Gain
                   --------------                                      -----                 ----                ----

I.   Single transaction in excess of 5% of the Plan's
     assets as of January 1, 1998
        Storage USA, Inc.*                                          $  183,446           $    183,446

II. Series of transactions with respect to any plan assets other than securities in excess of 5% of the Plan's assets as of January 1, 1998

III. Series of transactions with respect to
     securities of the same issue in excess of 5%
     of the Plan's assets as of January 1, 1998:
        Putnam Mutual Fund*                                         $  280,951           $    280,951
        Putnam Mutual Fund*                                            247,411                247,411
        Putnam Mutual Fund*                                            407,410                407,410
        Putnam Mutual Fund*                                            500,587                500,587
        Putnam Mutual Fund*                                            148,534                174,302             25,768
        Putnam Mutual Fund*                                            378,255                378,255
        Storage USA, Inc.*                                             356,261                356,261

IV. Any transaction with respect to securities with a person if any prior or subsequent transactions with such person exceeded 5%
        of the Plan's assets of January 1, 1998


* Represents transactions with Party-In-Interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  STORAGE USA, INC. PROFIT SHARING 401(K) PLAN

                                  By: STORAGE USA, INC.

                                  By: Christopher P. Marr

                                  By: /s/ Christopher P. Marr
                                     --------------------------------

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Storage USA, Inc. on Form S-8 (File No. 33-80967) of our report dated September 13, 1999, on our audits of the financial statements and supplemental schedules of Storage USA, Inc. 401(k) Plan as of December 31, 1998 and 1997, and for the year ended December 31, 1998, which report is included in this Annual Report on Form 11-K/A.






                                                     PRICEWATERHOUSECOOPERS LLP


Memphis, Tennessee
September 17, 1999